Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

	September 30,	Audited (Restated Note 2) December 31,
	2024	2023
Assets
Current
Cash and cash equivalents (Note 2)	$41,782,899	$3,019,069
Prepaids and other current assets (Note 4)	1,512,538	150,676
	43,295,437	3,169,745

Property and equipment (Note 6)	6,320,844	4,623,228
Patents and licenses (Note 7)	562,849	502,055
Right of use assets (Note 8)	334,975	482,389
	$50,514,105	$8,777,417

Liabilities

Current Accounts payable and accrued liabilities (Note 9)	$1,633,885	$2,301,457
Lease liability (Note 8)	162,109	204,939
Derivative warrant liability (Note 21)	17,895,604	1,002,264
Covid-19 government support loans (Note 10)	-	30,200
	19,691,598	3,538,860
Non-current lease liability (Note 8)	204,477	307,141
	19,896,075	3,846,001

Shareholders’ Equity

Share capital (Note 11(b))	202,966,130	165,705,423
Warrants (Note 12)	11,220,849	670,115
Contributed surplus (Note 13)	59,472,426	55,447,961
Accumulated other comprehensive loss	(2,313,766)	(2,601,058)
Deficit	(240,727,609)	(214,291,025)

	30,618,030	4,931,416

	$50,514,105	$8,777,417

Commitments and contingencies (Note 15)

Subsequent events (Notes 22)

On behalf of the Board of Directors

/s/ Suresh Venkatesan	/s/ Chris Tsiofas
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Revenue (Note 3)	$3,685	$-	$12,395	$358,226

Operating expenses
Selling, marketing and administration (Note 20)	4,370,148	2,697,199	11,316,389	7,773,022
Research and development (Note 20)	2,380,093	2,449,800	7,318,907	7,505,863

Operating expenses	6,750,241	5,146,999	18,635,296	15,278,885

Operating loss before the following	(6,746,556)	(5,146,999)	(18,622,901)	(14,920,659)
Interest expense (Note 8)	(30,482)	(34,890)	(71,068)	(56,635)
Other income, including interest	216,337	45,448	443,806	180,943
Gain on the contribution of intellectual property to joint venture (Note 5)	-	527,857	-	527,857
Share of loss in joint venture (Note 5)	-	(527,857)	-	(527,857)
Fair value adjustment to derivative warrant liability (Note 21)	(6,179,836)	-	(8,186,421)	-

Net loss	(12,740,537)	(5,136,441)	(26,436,584)	(14,796,351)

Deficit, beginning of period	(227,987,072)	(203,683,570)	(214,291,025)	(194,023,660)

Net loss	(12,740,537)	(5,136,441)	(26,436,584)	(14,796,351)

Deficit, end of period	$(240,727,609)	$(208,820,011)	$(208,820,011)	$(240,727,609)

Basic and diluted loss per share (Note 14)	$(0.20)	$(0.13)	$(0.47)	$(0.37)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Net loss	$(12,740,537)	$(5,136,441)	$(26,436,584)	$(14,796,351)
Other comprehensive income - net of income taxes Exchange differences on translating foreign operations	402,568	(87,875)	287,292	(20,182)
Comprehensive loss	$(12,337,969)	$(5,224,316)	$(26,149,292)	$(14,816,533)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

For the Nine Months Ended September 30,	2024	2023
Share Capital
Beginning balance	$165,705,423	$151,206,539
Funds from the exercise of warrants	3,309,486	7,767,067
Fair value assigned to warrants exercised	3,847,930	4,418,783
Funds from the exercise of stock options	308,841	612,310
Fair value assigned to stock options exercised	56,525	538,168
Funds from common shares issued through ATM financing	9,362,235	983,194
Funds from common shares issued on private placement	44,211,852	-
Fair value of warrants issued on private placement	(23,037,068)	-
Share issue costs	(799,094)	(320,712)

September 30,	202,966,130	165,205,349

Warrants
Beginning balance	670,115	5,905,642
Fair value assigned to warrants and compensation warrants exercised	(1,197,009)	(4,418,783)
Fair value of warrants issued on private placement	11,764,359	-
Fair value of expired warrants	(16,616)	(816,744)

September 30,	11,220,849	670,115

Contributed Surplus
Beginning balance	55,447,961	51,016,808
Stock-based compensation	4,064,374	3,151,356
Fair value of stock options exercised	(56,525)	(538,168)
Fair value of expired warrants	16,616	816,744

September 30,	59,472,426	54,446,740

Accumulated Other Comprehensive Loss
Beginning balance	(2,601,058)	(2,660,281)
Other comprehensive loss attributable to common shareholders - translation adjustment	287,292	(20,182)

September 30,	(2,313,766)	(2,680,463)

Deficit
Beginning balance	(214,291,025)	(194,023,660)
Net loss	(26,436,584)	(14,796,351)

September 30,	(240,727,609)	(208,820,011)

Total shareholders’ equity	$30,618,030	$8,821,730

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Nine Months Ended September 30,	2024	2023
CASH (USED IN) PROVIDED BY:

OPERATING ACTIVITIES

Net loss	$(26,436,584)	$(14,796,351)
Adjustments for:
Depreciation of property and equipment (Note 6)	1,324,585	1,221,090
Amortization of right of use asset (Note 8)	152,213	129,122
Amortization of patents and licenses (Note 7)	68,116	66,058
Non-cash interest (Note 8)	58,438	40,067
Stock-based compensation (Note 13)	4,064,374	3,151,356
Gain on contribution of intellectual property to joint venture (Note 21)	-	(527,857)
Share of loss in joint venture (Note 5)	-	527,857
Forgiveness of Covid-19 government support loans (Note 10)	(7,350)	-
Fair value adjustment to derivative warrant liability (Note 21)	8,186,421	-
	(12,589,787)	(10,188,658)
Net change in non-cash working capital accounts:
Accounts receivable	-	62,000
Prepaid and other current assets	(1,342,859)	(189,988)
Accounts payable and accrued liabilities	(669,229)	(2,004,401)
Contract liabilities	-	(165,263)

Cash flows used in operating activities	(14,601,875)	(12,486,310)

INVESTING ACTIVITIES
Purchase of property and equipment (Note 6)	(2,859,465)	(1,132,514)
Purchase of patents and licenses (Note 7)	(128,910)	(79,110)

Cash flows used in investing activities	(2,988,375)	(1,211,624)

FINANCING ACTIVITIES
Repayment of Covid-19 government support loans (Note 10)	(22,050)	-
Issue of common shares, net of share issue costs (Note 11)	56,393,320	9,041,859
Payment of lease liability (Note 8)	(209,512)	(173,025)

Cash flows from financing activities	56,161,758	8,868,834

EFFECT OF EXCHANGE RATE CHANGES ON CASH	192,322	75,733

NET CHANGE IN CASH AND CASH EQUIVALENTS	38,763,830	(4,753,367)

CASH AND CASH EQUIVALENTS, beginning of period	3,019,069	9,229,845

CASH AND CASH EQUIVALENTS, end of period	$41,782,899	$4,476,478

There were no non-cash financing or investing activities for the period ended September 30, 2024 and 2023 that are not disclosed elsewhere in the consolidated financial statements

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the “Company”) design and develop the POET Optical Interposer and Photonic Integrated Circuits for the data centre, tele-communications and artificial intelligence markets. The Company’s head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These condensed unaudited consolidated financial statements of the Company were approved by the Board of Directors of the Company on November 14, 2024.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

These condensed unaudited consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2023.

The preparation of financial statements in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies disclosed in Note 2 of its consolidated financial statements for the year ended December 31, 2023. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. (“ODIS”), Opel Solar Inc. (“OPEL”), BB Photonics Inc. (“BB Photonics”), POET Technologies Pte Ltd. (“PTS”) and POET Optoelectronics Shenzhen Co. Ltd. (“POET Shenzhen”). All intercompany balances and transactions have been eliminated on consolidation.

Foreign currency translation

These condensed unaudited consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss. Elements of equity are translated at historical rates.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (Continued)

Financial Instruments

Financial assets held with an objective to hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest are measured at amortised cost using the effective interest method. Debt investments held with an objective to hold both assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of fair value are measured at FVTOCI. All other financial assets are classified and measured at fair value through profit or loss (“FVTPL”). Financial liabilities are classified as either FVTPL or other financial liabilities, and the portion of the change in fair value that relates to the Company’s credit risk is presented in other comprehensive loss. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL, are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in consolidated net loss.

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial liabilities

A financial liability is derecognized from the statement of financial position when it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled or expires. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss.

The Company’s financial instruments include cash and cash equivalents, accounts payable and accrued liabilities, derivative warrant liabilities and covid-19 government support loans.

The following table outlines the classification of financial instruments under IFRS 9:

Financial Assets
Cash and cash equivalents	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Derivative warrant liability	Fair value through profit and loss (“FVTPL)
Covid-19 government support loans	Amortized cost

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $16,400,493 (2023 - $1,249,116) and funds invested in US and Canadian Term Deposits of $25,382,406 (2023 - $1,769,953) earning interest at rates ranging from 4% - 4.2% and maturing in less than 90 days.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (Continued)

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 3 - 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control over a product or service to a customer.

Sale of goods

Revenue from the sale of goods is recognized, net of discounts and customer rebates, at the point in time the transfer of control of the related products has taken place as specified in the sales contract and collectability is reasonably assured.

Service revenue

The Company provides contract services, primarily in the form of non-recurring revenue (“NRE”) where control is passed to the customer over time. The contracts generally provide agreed upon milestones for customer payment which include but are not limited to the delivery of sample products, design reports and test reports. The customer makes payment when it has approved the delivery of the milestone. The Company must determine if the contract is made up of a series of independent performance obligations or a single performance obligation. Where NRE contracts contain multiple performance obligations for which a standalone transaction price can be assessed, revenue is recognized as each performance obligation is satisfied. Where NRE contracts contain a single performance obligation to be settled over time, revenue is recognized progressively based on the output method.

Other income

Interest income

Interest income on cash and cash equivalents and short-term investments is recognized as earned using the effective interest method.

Wage subsidies

Wages subsidies received from the Singaporean government are netted against payroll costs on the consolidated statements of operations and deficit.

Government Grants

Loans received exclusively from governmental agencies to support the Company throughout the COVID-19 pandemic qualify to be forgiven if certain conditions are met. Forgiveness of COVID-19 related loans will be recognized as other income on the consolidated statements of operations and deficit.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (Continued)

Stock-based compensation

Stock options and warrants awarded to non employees are measured using the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case measurement is based on the fair value of the stock options. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share, net of taxes is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

Joint Venture

A joint arrangement is an arrangement among two or more parties where the parties are bound by a contractual arrangement and the contractual arrangement gives the parties joint control of the arrangement. A joint venture is a form of joint arrangement where an entity is independently formed and the parties jointly have rights to the net assets of the arrangement and therefore account for their interests under the equity method.

Adoption of new accounting policy:

Presentation of Financial Statements (Amendments to IAS 1)

The Company adopted the amendments to IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non-current based on contractual rights that are in existence at the end of the reporting period. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.

As disclosed in Note 21, the Company recognized a derivative warrant liability that is exercisable in a currency different from the functional currency of the entity issuing the warrants. Accordingly the variability in potential future cashflows resulted in a derivative warrant liability. The adoption of the amendments to IAS 1 resulted in a change to the presentation of the Company’s warrant derivative liability from non-current to current in nature.

3.	REVENUE

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. During the three and nine months ended September 30, 2024, the Company recognized $3,685 and $12,395 (2023 - nil and $358,226) from non-recurring engineering services. The revenue is recognized over time.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

4.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets:

	September 30,	December 31,
	2024	2023
Sales tax recoverable and other current assets	$461,394	$57,200
Prepaid expenses	629,625	93,476
Equipment deposit	421,519	-

	$1,512,538	$150,676

5.	JOINT VENTURE

On October 20, 2020, the Company signed a Joint Venture Agreement (“JVA”) establishing a joint venture, Super Photonics Xiamen Co., Ltd (“SPX”) in Xiamen China, with Xiamen Sanan Integrated Circuit Co. Ltd. (“Sanan IC”). The Company’s contribution of intellectual property to Super Photonics Xiamen Co., Ltd (“SPX”) was independently valued at $22,500,000 at the time of its contribution. Since the establishment of SPX, the Company recognized a gain of $5,366,294 related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognized a gain on the contribution of the intellectual property equivalent to the Sanan IC’s interest in SPX, the unrecognized gain of $17,133,706 will be applied against the investment and periodically realized as the Company’s ownership interest in SPX is reduced. At September 30, 2024, Sanan IC’s and the Company’s ownership interests were approximately 24.8% and 75.2% respectively. At December 31, 2023 and September 30, 2024, the Company’s investment in SPX was carried at nil because the losses in SPX exceeded the carrying value of the investment.

SPX was determined to be a joint venture as both Sanan IC and POET exercise joint control over SPX. All relevant activity of SPX require unanimous consent.

Summarized financial information of the joint venture is as follows:

	September 30,	December 31,
	2024	2023
Current assets	$390,126	$1,758,587
Intangible assets	14,817,957	16,155,786
Liabilities	(345,362)	(149,306)
Owners Equity	(14,862,721)	(17,765,067)

Net loss for the nine months ended September 30, 2024 and 2023	$2,847,097	$2,914,956

The Company recognizes its share of SPX’s profits or losses using the equity method. The Company recognized nil during the period (2023 - nil) as its share of SPX’s loss. In accordance with IAS 28, the Company can only account for a loss to the extent that it carries a net investment in the joint venture on the consolidated statements of financial position.

6.	PROPERTY AND EQUIPMENT

	Equipment not	Leasehold	Machinery and	Office
	in service	improvements	equipment	equipment	Total
Cost
Balance, January 1, 2023	$1,815,909	$123,659	$6,091,621	$177,903	$8,209,092
Additions, net of returns	206,018	-	949,551	12,384	1,167,953
Reclassification	(2,013,090)	-	2,013,090	-	-
Effect of changes in foreign exchange rates	(8,837)	597	41,246	5,559	38,565
Balance, December 31, 2023	-	124,256	9,095,508	195,846	9,415,610
Additions	2,387,866	-	467,326	4,273	2,859,465
Effect of changes in foreign exchange rates	97,431	409	57,965	6,931	162,736

Balance, September 30, 2024	2,485,297	124,665	9,620,799	207,050	12,437,811

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.	PROPERTY AND EQUIPMENT (Continued)

Accumulated Depreciation
Balance, January 1, 2023	-	56,134	2,958,538	123,912	3,138,584
Depreciation	-	24,684	1,600,981	28,133	1,653,798

Balance, December 31, 2023	-	80,818	4,559,519	152,045	4,792,382
Depreciation for the period	-	18,585	1,286,746	19,254	1,324,585

Balance, September 30, 2024	-	99,403	5,846,265	171,299	6,116,967

Carrying Amounts
At December 31, 2023	$-	$43,438	$4,535,989	$43,801	$4,623,228

At September 30, 2024	$2,485,297	$25,262	$3,774,534	$35,751	$6,320,844

7.	PATENTS AND LICENSES

Cost
Balance, January 1, 2023	$1,058,936
Additions	79,111

Balance, December 31, 2023	1,138,047
Additions	128,910

Balance, September 30, 2024	1,266,957

Accumulated Depreciation
Balance, January 1, 2023	548,231
Amortization	87,761

Balance, December 31, 2023	635,992
Amortization during the period	68,116

Balance, September 30, 2024	704,108

Carrying Amounts
At December 31, 2023	$502,055

At September 30, 2024	$562,849

8.	RIGHT OF USE ASSET AND LEASE LIABILITY

The Company recognizes a lease liability and right of use asset relating to its commercial leases. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate of 12%.

Right of use asset	Building
Cost
Balance, January 1, 2023	$730,652
Additions	420,806

Balance, December 31, 2023 and September 30, 2024	$1,151,458

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	RIGHT OF USE ASSET AND LEASE LIABILITY (continued)

Accumulated Amortization
Balance, January 1, 2023	$489,605
Amortization	180,602
Effect of changes in foreign exchange rates	(1,138)

Balance, December 31, 2023	669,069
Amortization during the period	152,213
Effect of changes in foreign exchange rates	(4,799)

Balance, September 30, 2024	$816,483

Carrying Amounts
At December 31, 2023	$482,389
At September 30, 2024	$334,975

Lease liability
Balance, January 1, 2023	$279,263
Interest expense	53,613
Additions	424,021
Lease payments	(252,103)
Effect of changes in foreign exchange rates	7,286

Balance, December 31, 2023	512,080
Interest expense (1)	58,438
Lease payments	(209,512)
Effect of changes in foreign exchange rates	5,580

Balance, September 30, 2024	$366,586
Less: current portion	$(162,109)

Non-current portion	$204,477

(1) In addition to the non-cash interest of $58,438, the Company also incurred interest of $12,630 related to its financed insurance costs.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2024	2023
Trade payable	$1,023,934	$1,370,658
Payroll related liabilities	245,886	563,588
Accrued liabilities	364,065	367,211
	$1,633,885	$2,301,457

10.	COVID-19 GOVERNMENT SUPPORT LOANS

On April 9, 2020, the Canadian government launched the Canada Emergency Business Account (“CEBA”) which is intended to support businesses during COVID-19 by providing interest free financing of up to $30,200 (CA$40,000) until December 31, 2023. If 75% of the loan is repaid by December 31, 2023 (extended to January 18, 2024), the loan recipient will be eligible for a loan forgiveness of the remaining 25% of the amount loaned. On April 15, 2020, the Company received a loan in the amount of $30,200 through the CEBA. If the loan has not been repaid by January 18, 2024, the outstanding amount will be automatically extended for an additional two years at 5% interest per annum payable monthly and maturing on December 31, 2025. The Company repaid 75% of the amount borrowed on January 15, 2024. The balance was forgiven.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL

(a) AUTHORIZED

Unlimited number of common shares

One special voting share

(b) COMMON SHARES ISSUED

	Number of
	Shares	Amount
Balance, January 1, 2023	37,841,950	$151,206,539
Funds from common shares issued on private placement	1,786,000	1,607,400
Fair value of warrants issued on private placement	-	(954,537)
Share issue costs	-	(578,317)
Funds from the exercise of stock options	268,356	668,259
Fair value of stock options exercised	-	587,035
Funds from the exercise of warrants and compensation warrants	2,364,066	7,767,067
Fair value of warrants and compensation warrants exercised	-	4,418,783
Funds from common shares issued through ATM financing	227,673	983,194

Balance, December 31, 2023	42,488,045	165,705,423
Funds from the exercise of stock options	240,312	308,841
Fair value of stock options exercised	-	56,525
Funds from the exercise of warrants	2,897,695	3,309,486
Fair value of warrants exercised	-	3,847,930
Funds from common shares issued through ATM financing	5,449,723	9,362,235
Funds from common shares issued on private placement	19,138,087	44,211,852
Fair value of warrants issued on private placement	-	(23,037,068)
Share issue costs	-	(799,094)

Balance, September 30, 2024	70,213,862	$202,966,130

The following financings were completed during the period:

January 24, 2024

On January 24, 2024, the Company raised gross proceeds of CA$6,219,667 (US$4,613,312) from the issuance of 5,098,088 units through a private placement financing facility (the “Offering”) at an offering price CA$1.22 (US$0.90). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 5,098,088 common shares for a period of five (5) years from the date of closing at a price of CA$1.52 (US$1.12) per share. The Company paid finder’s fees of CA$43,829 (US$32,466) to certain parties that were instrumental of introducing some of the subscribers to the Company.

Directors, management and employees acquired 459,522 units of the Offering for gross proceeds of CA$560,617 (US$415,272).

The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 3.5%, volatility of 78.35%, and estimated life of 5 years. The estimated fair value assigned to the warrants and broker warrants was $2,815,861.

May 3, 2024

On May 3, 2024, the Company raised gross proceeds of CA$10,000,000 (US$7,299,270) from the issuance of 3,258,390 units through a non brokered private placement financing offering (the “offering”) at a price CA$3.069 (US$2.24). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 3,258,390 common shares for a period of five (5) years from the date of closing at a price of CA$4.26 per share.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

The Offering was structured to take advantage of the “listed issuer financing exemption” under applicable Canadian securities laws, whereby securities of the Company issued pursuant to the Offering were freely tradeable equity securities not subject to any hold period.

The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 3.67%, volatility of 83%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $4,513,393.

May 10, 2024

On May 10, 2024, the Company raised gross proceeds of CA$10,000,000 (US$7,299,270) from the issuance of 3,448,275 units through a non brokered private placement financing at a price CA$2.90 (US$2.12). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 3,448,275 common shares for a period of five (5) years from the date of closing at a price of CA$4.26 per share.

The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 3.67%, volatility of 83%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $4,435,105.

July 19, 2024

On July 19, 2024, the Company raised gross proceeds of CA$13,700,003 (US$10,000,000) from the issuance of 3,333,334 units through a non brokered private placement financing at a price CA$4.09 (US$3.00). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 3,333,334 common shares for a period of five (5) years from the date of closing at a price of CA$5.45 (US$4.00) per share.

The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 3.35%, volatility of 85.93%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $6,430,362.

September 25, 2024

On September 25, 2024, the Company raised gross proceeds of CA$20,400,000 (US$15,000,000) from the issuance of 4,000,000 units through a non brokered private placement financing at a price CA$5.10 (US$3.75). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 2,000,000 common shares for a period of five (5) years from the date of closing at a price of CA$6.78 (US$5.00) per share.

The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 2.79%, volatility of 87.63%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $4,842,347.

The Company incurred other share issuance costs of $799,094 related to these financings.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

ATM Financing

During the nine months ended September 30, 2024, the Company raised gross proceeds of $9,362,235 from the issuance of 5,449,723 common shares at an average price of $1.72 per common share through an Equity Distribution Agreement, (“EDA”). Pursuant to the EDA, the Company established an at-the-market (“ATM”) equity offering program whereby the Company may, at its discretion, during the term of the ATM agreement issue and sell, through an agent such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to US$30 million. The agent was paid a commission of 3% or $280,867 of the gross proceeds raised through the ATM.

12.	WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants:

	Historical	Number of Warrants/
	Average Exercise	Compensation	Historical
	Price	options	Fair value
Balance, January 1, 2023	$6.15	3,512,171	$5,905,642
Fair value of warrant issued on private placement	3.27	(2,364,066)	(4,418,783)
Fair value of warrants issued on private placement	-	1,786,000	-
Fair value of expired warrants	4.50	(584,787)	(816,744)

Balance, December 31, 2023	1.77	2,349,318	670,115
Fair value of warrants issued on public offering	2.92	17,138,087	11,764,359
Historical fair value assigned to warrants exercised	1.15	(2,897,695)	(1,197,009)
Historical fair value of warrants expired	1.32	(14,250)	(16,616)

Balance, September 30, 2024	$2.98	16,575,460	$11,220,849

During the nine month period ended September 30, 2024, the Company repriced 539,318 warrants from CA$4.26 to CA$1.80. The repriced warrants contained an accelerator clause which resulted in the the warrants expiring on June 28, 2024. 525,068 of these warrants were exercised prior to expiry. The remaining 14,250 warrants expired.

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On June 21, 2024, shareholders of the Company approved the amendment to the Company’s fixed 20% omnibus equity incentive plan (the “Omnibus Plan”). The Omnibus Plan provides flexibility to the Company to grant different forms of equity-based incentive awards to directors, officers, employees and consultants. The Omnibus plan provides the Company with the choice of granting stock options (“Options”), share units (“Share Units”) and deferred share units (“DSUs”). The Omnibus Plan provides that the maximum number of common shares issuable pursuant to awards granted under the Omnibus Plan and pursuant to other previously granted awards is limited to 12,218,458 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. Awards vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the Omnibus Plan which grants discretion to the Board of Directors.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding were as follows:

		Historical
		Weighted average
	Number of	Exercise
	Options	Price
Balance, January 1, 2023	6,741,825	$4.10
Expired/cancelled	(182,750)	4.66
Exercised	(268,356)	2.49
Granted	1,002,170	4.11

Balance, December 31, 2023	7,292,889	3.92
Expired/cancelled	(139,531)	5.55
Exercised	(240,312)	1.29
Granted	2,582,659	1.78
Modified options [1]	(7,153,358)	3.92
Repriced options [1]	7,153,358	1.29

Balance, September 30, 2024	9,495,705	$1.43

1.	During the period ended September 30, 2024, the Company amended 7,153,358 stock options granted to directors, officers, employees and consultants. The amended stock options were initially granted at prices ranging from CA$2.60 to CA$11.90. The amended stock options were re-priced to CA$1.75.

During the nine months ended September 30, 2024, the Company granted 2,582,659 (nine months ended September 30, 2023 - 1,002,170) stock options to employees and consultants of the Company to purchase common shares at an average price of $1.78 (nine months ended September 30, 2023 - $4.11) per share.

During the nine months ended September 30, 2024, the Company recorded stock-based compensation of $4,064,374 (nine months ended September 30, 2023 - $3,151,356) relating to stock options that vested and re-priced during the period.

The stock options granted and re-priced were valued using the Black-Scholes option pricing model using the following assumptions:

	Re-priced stock options
Nine Months Ended September 30,	2024	2024	2023

Weighted average exercise price	$1.29	$1.78	$4.11
Weighted average risk-free interest rate	3.47%	2.99% - 3.55%	2.88% - 3.48%
Weighted average dividend yield	0%	0%	0%
Weighted average volatility	83.70%	85.73% - 86.97%	82.45%
Weighted average estimated life	6.4 years	10 years	10 years
Weighted average share price	$1.29	$1.66	$4.11
Share price on the various grant dates:	$1.29	$1.33 - $3.21	$4.05 - $4.63
Weighted average fair value	$0.96	$1.52	$3.42

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at September 30, 2024 are as follows:

Options Outstanding			Options Exercisable
		Historical	Weighted		Historical
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price

$0.80 - $1.28	6,913,046	$1.29	6.20	2,651,232	$1.29
$1.29 - $3.23	2,582,659	$1.79	9.64	138,830	$1.83

	9,495,705	$1.43	7.13	2,790,062	$1.32

14.	LOSS PER SHARE

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Numerator
Net loss	$(12,740,537)	$(5,136,441)	$(26,436,584)	$(14,796,351)
Denominator
Weighted average number of common shares outstanding - basic and diluted	65,175,436	40,565,912	56,086,655	39,716,526
Basic and diluted loss per share	$(0.20)	$(0.13)	$(0.47)	$(0.37)

The effect of common share purchase options, warrants and broker warrants on the net loss is not reflected as they are anti-dilutive.

15.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on four facilities; head office located in Toronto, Canada, design and testing operations located in Allentown, Pennsylvania (formerly in San Jose, California) and operating facilities located in Singapore and China. The lease on the Company’s design and testing operations was initiated on April 1, 2021 and expires on March 31, 2025. The lease on the Company’s operating facilities in Singapore terminated on May 31, 2023. The lease was renewed on June 1, 2023 and expires on March 31, 2027. The lease on the Company’s operating facilities in China was initiated in November 19, 2021 and expired on November 18, 2023. The lease on the operating facility in China was renewed for another three year term, expiring on November 18, 2026. As of September 30, 2024, the Company’s head office was on a month to month lease term.

Remaining minimum annual rental payments to the lease expiration dates are as follows:

October 1, 2024 to December 31, 2024	$70,179
2025 and beyond	385,906
$456,085

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

16.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Salaries	$567,495	$555,410	$1,862,903	$1,674,091
Share-based payments (1)	882,769	881,996	2,466,258	2,045,099

Total	$1,450,264	$1,437,406	$4,329,161	$3,719,190

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various periods as calculated using the Black-Scholes model.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

17.	SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semi-conductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operations is below:

OPEL, ODIS, POET Shenzhen and PTS

OPEL, ODIS, POET Shenzhen and PTS are the designers and developers of the POET Optical Interposer platform and optical engines based on the POET Optical Interposer platform.

BB Photonics

BB Photonics developed photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enabled the partial integration of active and passive devices into photonic integrated circuits. BB Photonics’ operation is currently dormant.

On a consolidated basis, the Company operates geographically in China and Singapore (collectively “Asia”), the United States and Canada. Geographical information is as follows:

	2024
As of September 30,	Asia	US	Canada	Consolidated
Current assets	$1,141,541	$352,705	$41,801,191	$43,295,437
Property and equipment	5,908,743	412,101	-	6,320,844
Patents and licenses	-	562,849	-	562,849
Right of use assets	293,807	41,168	-	334,975

Total Assets	$7,344,091	$1,368,823	$41,801,191	$50,514,105

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

For the Nine Months Ended September 30,	Asia	US	Canada	Consolidated
Revenue	$12,395	$-	$-	$12,395
Selling, marketing and
administration	(1,992,919)	(5,490,578)	(3,832,892)	(11,316,389)
Research and development	(4,230,451)	(2,957,186)	(131,270)	(7,318,907)
Interest expense	(46,211)	(24,857)	-	(71,068)
Fair value adjustment to derivative
warrant liability	-	-	(8,186,421)	(8,186,421)
Other income, including
Interest and loan forgiveness	-	-	443,806	443,806

Net loss	$(6,257,186)	$(8,472,621)	$(11,706,777)	$(26,436,584)

	2023
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$326,926	$149,227	$2,693,592	$3,169,745
Property and equipment	4,089,653	533,575	-	4,623,228
Patents and licenses	-	502,055	-	502,055
Right of use assets	379,462	102,927	-	482,389

Total Assets	$4,796,041	$1,287,784	$2,693,592	$8,777,417

For the Nine Months Ended September 30,	Asia	US	Canada	Consolidated
Revenue	$358,226	$-	$-	$358,226
Selling, marketing and administration	(2,025,536)	(4,542,054)	(1,205,432)	(7,773,022)
Research and development	(4,646,713)	(2,739,509)	(119,641)	(7,505,863)
Interest	(20,243)	(36,392)	-	(56,635)
Share of loss in joint venture	(527,857)	-	-	(527,857)
Gain from contribution of IP to
joint venture	527,857	-	-	527,857
Other income, including interest	-	-	180,943	180,943

Net loss	$(6,334,266)	$(7,317,955)	$(1,144,130)	$(14,796,351)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, covid-19 government support loans, accounts payable and accrued liabilities and derivative warrant liability. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that carrying value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	September 30,	December 31,
	2024	2023

Cash and cash equivalents, measured at amortized cost:
Cash and cash equivalents	$41,782,899	$3,019,069
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(1,633,885)	$(2,301,457)
Covid-19 government support loans	$-	$(30,200)
Fair value through profit or loss (FVTPL):
Derivative warrant liability	$(17,895,604)	$(1,002,264)

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $2,500,000.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these unaudited condensed consolidated financial statements.

19.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive loss and deficit) and cash and cash equivalents and short-term investments. The components of capital on September 30, 2024 were:

Cash and cash equivalents	$41,782,899
Shareholders’ equity (excluding other comprehensive loss and deficit)	$273,659,405

The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has an investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments. The Company reviews its capital management approach on an ongoing basis. There are no external restrictions on the management of capital and no changes to the Company’s capital management process for the period ended September 30, 2024.

20.	EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023

Wages and benefits	$1,035,627	$1,074,549	$3,174,933	$3,221,450
Subcontract fees	295,331	314,296	1,322,676	1,632,010
Stock-based compensation	614,612	406,536	1,513,532	1,109,171
Supplies	434,523	654,419	1,307,766	1,543,232

	$2,380,093	$2,449,800	$7,318,907	$7,505,863

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$910,519	$845,112	$2,550,842	$2,042,185
Wages and benefits	667,963	640,241	2,216,605	1,973,231
General expenses	1,759,488	387,183	3,648,537	1,375,911
Professional fees	480,871	273,905	1,257,436	842,403
Depreciation and amortization	525,955	508,484	1,544,914	1,416,271
Rent and facility costs	25,352	42,274	98,055	123,021

	$4,370,148	$2,697,199	$11,316,389	$7,773,022

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

21.	DERIVATIVE WARRANT LIABILITY

December 4, 2023

On December 4, 2023, the Company raised gross proceeds of $1,607,400 from the issuance of 1,786,000 units through an underwritten public offering in the United States (the “Offering”). The Offering consisted of 1,786,000 common shares of the Company and warrants to purchase up to 1,786,000 warrants. The warrants are exercisable into common shares of the Company at a price of $1.12 until December 4, 2028.

The fair value of the share purchase warrants was estimated on the date of issuance using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 3.54%, volatility of 75.66%, and estimated life of 5 years. The estimated fair value assigned to the warrants and recognized as a derivative liability on the date of issuance was $954,537.

July 19, 2024

On July 19, 2024, the Company raised gross proceeds of CA$13,700,003 (US$10,000,000) from the issuance of 3,333,334 units through a non brokered private placement financing. The financing consisted 3,333,334 common shares of the Company and warrants to purchase up to 3,333,334 common shares for a period of five (5) years from the date of closing at a price of $4.00 per share.

The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 3.35%, volatility of 85.93%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $6,430,362.

September 25, 2024

On September 25, 2024, the Company raised gross proceeds of CA$20,400,000 (US$15,000,000) from the issuance of 4,000,000 units through a non brokered private placement financing at a price CA$5.10 (US$3.75). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 2,000,000 common shares for a period of five (5) years from the date of closing at a price of $5.09 per share.

The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 2.79%, volatility of 87.63%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $4,842,347.

Because the functional currency of the entity issuing the warrant is Canadian dollars but the warrants are exercisable in United States dollars, the Company may receive a variable amount in Canadian dollars when the warrants are exercised as the foreign exchange may vary over the warrant exercise period. The variability in potential future cashflows resulted in a derivative warrant liability which will be periodically remeasured with any gains or losses charged to the consolidated statements of operations and deficit.

During the period ended September 30, 2024, 1,336,000 warrants were exercised. The remaining warrants and corresponding derivative liability was remeasured on September 30, 2024. The cumulative impact of the remeasurement resulted in a loss of $8,186,421.

The following table presents the details of the derivative warrant liability:

	September 30,	December 31,
	2024	2023
Stock price ($CA)	$6.00	$1.25
Exercise price ($CA), range	$1.52 - 6.78	$1.52

Expected life in years	4.18 - 4.80	5.00
Volatility	87.17%	75.66%
Dividend yield	0%	0%
Risk free interest rate	2.78%	3.54%
Fair value of derivative warrant liability	$17,895,604	$1,002,264
Warrants	5,783,334	1,786,000

Page 22